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May 8, 2007

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

         Re:      Amedia Networks, Inc.
                  Registration Statement on Form SB-2
                  SEC File Number:  333-140249
                  Form R-W Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Amedia Networks, Inc. (the "Company") hereby requests the immediate withdrawal of its Registration Statement on Form SB-2 (File No. 333-140249) (the "Registration Statement"). The Registration Statement was initially filed with the Securities and Exchange Commission (the "Commission") on January 26, 2007.

The Company confirms that no securities have been sold pursuant to the Registration Statement.


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Please contact Jonathan Freedman of Aboudi & Brounstein, should you have further questions regarding our request for withdrawal. Mr. Freedman may be reached at 212-202-0783. Thank you for your assistance in this matter.

                                        Very truly yours,

                                        AMEDIA NETWORKS, INC.


                                        By:    /s/ Frank Galuppo
                                               -----------------------
                                        Name:  Frank Galuppo
                                        Title: Chief Executive Officer